SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SOFTNET SYSTEMS, INC.
(Name of Subject Company)

SOFTNET SYSTEMS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

833964-109
(CUSIP Number of Class of Securities)

Edward Bennett
Chief Executive Officer
SoftNet Systems, Inc.
650 Townsend, Suite 225
San Francisco, California 94103
(415) 354-3900
(Name, Address and Telephone Number of Person authorized to Receive Notice and Communication on behalf of the Person(s) Filing Statement)

With a copies to:

Christopher L. Kaufman, Esq.
135 Commonwealth Drive
Menlo Park, CA 94025
(650) 328-4600

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SOFTNET SYSTEMS, INC 650 TOWNSEND STREET, STE. 225 SAN FRANCISCO, CALIFORNIA 94103 NASDAQ — SOFN	CONTACT: GEORGE L. HERNANDEZ (415) 354-3904 www.softnet.com

INDEPENDENCE HOLDING COMPANY 96 CUMMINGS POINT ROAD STAMFORD, CONNECTICUT 06902 NASDAQ — INHO	CONTACT: TERESA A. HERBERT (203) 358-8000 www.independenceholding.com

NEWS RELEASE

SOFTNET SYSTEMS, INC. AND

INDEPENDENCE HOLDING COMPANY

ANNOUNCE SOFTNET AGREEMENT TO ACQUIRE A SUBSIDIARY OF INDEPENDENCE HOLDING

     SAN FRANCISCO, CALIFORNIA AND STAMFORD, CONNECTICUT, JULY 30, 2002. SOFTNET SYSTEMS, INC. (“SOFTNET”) (NASDAQ: SOFN) and INDEPENDENCE HOLDING COMPANY (“IHC”) (NASDAQ: INHO) today announced an agreement for SoftNet to purchase First Standard Holdings Corp. (“FSHC”) from IHC for $31.92 million cash. FSHC and its wholly-owned subsidiaries are engaged in the insurance and reinsurance business. SoftNet was previously a holding company principally engaged in providing internet services, and, upon closing of the transaction, SoftNet will become an insurance holding company. Upon closing, the employment of all of SoftNet’s current employees will terminate and SoftNet’s operations will be directed by IHC management and employees pursuant to a services agreement between SoftNet and IHC. Consummation of this acquisition is subject to satisfaction of certain conditions, including approval by insurance regulators and SoftNet’s stockholders.

     IHC also announced that it has purchased in a separate transaction 19.9% of the outstanding common stock of SoftNet from Pacific Century Cyberworks for $15 million or $3.00 per share. Under IHC’s contract with SoftNet, upon closing of SoftNet’s purchase of FSHC, IHC has agreed to make a cash tender offer at $3.00 per share for at least 3,000,000 of SoftNet’s outstanding shares, subject to certain limitations. The appointees of Pacific Century have resigned as directors of SoftNet and the Board has appointed Edward Netter and Roy Thung (Chairman and Chief Executive Officer, respectively, of IHC) to serve as SoftNet directors, pursuant to a stock agreement with SoftNet that includes provisions limiting IHC’s ownership.

     FSHC is the holding company for First Standard Security Insurance Company (“First Standard”)

and two managing general underwriters (“MGUs”). First Standard is an indirect wholly-owned property and casualty insurance subsidiary of IHC. First Standard is licensed in 20 states and rated B+ (Very Good) by A.M. Best & Company, Inc. In addition to issuing and reinsuring provider excess loss insurance, First Standard has entered into reinsurance treaties with Standard Security Life Insurance Company of New York (“Standard Security”), rated A (Excellent) by Best, and Madison National Life Insurance Company, Inc., rated A- (Excellent) by Best (“Madison National”). Standard Security and Madison National, which are also wholly-owned by IHC, will cede to First Standard 15% of the gross employer medical stop loss premiums that are currently reinsured by unaffiliated reinsurers. The acquired MGUs underwrite and market employer medical stop-loss, provider excess loss, HMO Reinsurance and/or group life.

     In announcing the agreement, Edward Bennett, Chairman of the Board of SoftNet, said: “The Board is pleased to enter into an agreement to move SoftNet forward in this new direction under the experienced leadership of Independence Holding. The acquisition of FSHC allows SoftNet to use its cash to acquire a business which has a solid track record of growth and profitability. SoftNet will also retain over $30 million cash, in addition to cash available at First Standard, which will be available for further investment, acquisitions or contributing additional capital to First Standard. In addition, any subsequent profits from FSHC’s business are expected to be able to be used against SoftNet’s tax net operating loss carryforwards of over $200 million.”

     Roy Thung commented “We are pleased that, upon consummation, the sale of FSHC will provide IHC with additional cash liquidity while allowing it to maintain a substantial equity interest in SoftNet and resulting equity income from such ownership. We look forward to applying our management expertise to SoftNet’s new business. In addition, we believe that there are ample opportunities for IHC and SoftNet to work together to use SoftNet’s cash productively and to cede additional premiums to First Standard. Through our position in SoftNet, we expect to accelerate the growth of our insurance operations without leveraging IHC or diluting its shareholders.”

     The SoftNet Board today also approved a shareholder rights plan designed to inhibit some acquisitions of shares of common stock of SoftNet that could result in the imposition of limitations on the use, for federal income tax purposes, of its carryforwards of net operating losses and certain federal income tax credits. The rights are also intended to enable all SoftNet stockholders to realize the long-term value of their investment in the Company. A separate press release is being issued that describes the plan, which will expire upon consummation of the acquisition of FSHC.

     IHC is a holding company engaged principally in the life and health insurance business and the acquisition of blocks of policies through Standard Security. Standard Security markets employer medical stop-loss, long-term and short-term disability, and group life and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, credit life and disability and individual life insurance. First Standard writes and reinsures managed health care products and reinsures employer medical stop-loss.

     Bear, Stearns & Co. Inc. served as financial advisor to the SoftNet Board of Directors and provided a fairness opinion for the acquisition.

     Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties including the risk that SoftNet will not be able to utilize its net operating loss carryforwards following the acquisition of FSHC. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in filings with the Securities and Exchange Commission by IHC or SoftNet, as the case may be.

     THE REFERENCE TO A POTENTIAL FUTURE TENDER OFFER INCLUDED IN THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE COMPANY’S COMMON STOCK. THE COMMENCEMENT OF ANY POTENTIAL TENDER OFFER WOULD BE SUBJECT TO, AMONG OTHER THINGS, COMPLETION OF ALL REGULATORY FILINGS. ANY POTENTIAL SOLICITATION OF OFFERS TO BUY SOFTNET’S COMMON STOCK WOULD ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS WHICH WOULD BE SENT BY INDEPENDENCE HOLDING COMPANY TO SOFTNET’S SHAREHOLDERS UPON COMMENCEMENT OF ANY SUCH POTENTIAL OFFER. SHAREHOLDERS SHOULD CAREFULLY READ ANY SUCH MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF ANY SUCH OFFER. SHAREHOLDERS WILL BE ABLE TO OBTAIN COPIES OF ANY SUCH OFFER TO PURCHASE, RELATED MATERIALS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEB SITE AT http://www.sec.gov: WITHOUT CHARGE IF AND WHEN ANY SUCH DOCUMENTS BECOME AVAILABLE. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN COPIES OF ANY SUCH OFFER TO PURCHASE AND RELATED MATERIALS, WITHOUT CHARGE, IF AND WHEN AVAILABLE, FROM INDEPENDENCE HOLDING COMPANY BY ORAL OR WRITTEN REQUEST TO: INDEPENDENCE HOLDING COMPANY, ATTENTION: DAVID T. KETTIG, 96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT 06902.